Exhibit 99.1

Nova Minerals US Redomiciliation – Dispatch of Scheme Booklet and Notice of Scheme Meeting

Highlights

●	Nova Minerals Limited (ASX: NVA, NASDAQ: NVA) (Nova Minerals or the Company) confirms the dispatch of the Scheme Booklet (including the Notice of Scheme Meeting) to Shareholders, ADS Holders and Listed Warrantholders today, 28 April 2026.
●	The Share Scheme Meeting will be held on Friday, 29 May 2026 at 10:00 am (Sydney time), and the Warrant Scheme Meeting will commence at 10:30 am (Sydney time) on the same day (or upon the conclusion of the Share Scheme Meeting, if later).
●	The Independent Expert (RSM Corporate Australia Pty Ltd) has concluded that the Share Scheme is in the best interests of Shareholders and the Warrant Scheme is in the best interests of Listed Warrantholders.
●	Nova Minerals’ directors unanimously recommend that Shareholders vote in favour of the Share Scheme and that Listed Warrantholders vote in favour of the Warrant Scheme, in each case subject to the Independent Expert continuing to hold that conclusion.
●	The Scheme Booklet is available on Nova Minerals’ website at https://novaminerals.com.au/ and on the ASX Market Announcements Platform.

Nova Minerals Limited (Nova Minerals or the Company) (ASX: NVA, NASDAQ: NVA, NVAWW, OTC: NVAAF, FSE: QM3) is pleased to confirm that the Scheme Booklet (including the Notice of Scheme Meeting) (Scheme Booklet) has today been dispatched to Shareholders, holders of American Depositary Receipts (ADS Holders) and holders of listed warrants of Nova Minerals (Listed Warrantholders), in connection with the proposed redomiciliation of Nova Minerals from Australia to the United States via schemes of arrangement between Nova Minerals and its Shareholders (Share Scheme) and Nova Minerals and its Listed Warrantholders (Warrant Scheme, and together with the Share Scheme, the Schemes).

The Scheme Booklet has been registered with the Australian Securities and Investments Commission (ASIC) and is available on Nova Minerals’ website at https://novaminerals.com.au/ and on the ASX Market Announcements Platform.

Dispatch of Scheme Booklet

The Scheme Booklet has been dispatched to Shareholders, ADS Holders and Listed Warrantholders today, 28 April 2026, in the following manner:

●	ASX Shareholders who have elected to receive communications electronically: An email containing a link to an electronic copy of the Scheme Booklet (including the Notice of Scheme Meeting and a personalised proxy and voting form) has been sent to their nominated email address.

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, VICTORIA 3161, Australia Phone +61 3 9537 1238	www.novaminerals.com.au info@novaminerals.com.au ACN 006 690 348 NASDAQ: NVA | ASX: NVA

●	ASX Shareholders who have elected to receive communications (but not meeting materials) in physical form: A letter has been mailed to their registered address containing details of, and a link to, the Scheme Booklet, together with a hard copy personalised proxy and voting form.

●	ASX Shareholders who have elected to receive meeting documents in physical form: A hard copy of the Scheme Booklet and a personalised proxy and voting form have been mailed to their registered address.

●	ASX Shareholders who have not made an election: A letter has been mailed to their registered address containing details of, and a link to, the Scheme Booklet, together with a hard copy personalised proxy and voting form.

●	Nasdaq ADS Holders: An email containing a link to an electronic copy of the Scheme Booklet (including the Notice of Scheme Meeting and a personalised proxy and voting form) has been sent to their nominated email address.

●	OTC Shareholders: An email containing a link to an electronic copy of the Scheme Booklet (including the Notice of Scheme Meeting and a personalised proxy and voting form) has been sent to their nominated email address. Where no email address has been provided, a copy has been mailed to their registered address.

●	Nasdaq Listed Warrantholders: An email containing a link to an electronic copy of the Scheme Booklet (including the Notice of Scheme Meeting and a personalised proxy and voting form) has been sent to their nominated email address. Where no email address has been provided, a copy has been mailed to their registered address.

In accordance with sections 110C–110K of the Corporations Act 2001 (Cth), Shareholders will not be sent a hard copy of the Notice of Scheme Meeting or Proxy Form unless they have previously notified the Company of their preference to receive documents in hard copy.

Scheme Meetings

The Scheme Meetings will be held on Friday, 29 May 2026, in person at the offices of Ashurst Australia, Level 8, 39 Martin Place, Sydney, New South Wales, Australia 2000, and online via the Automic Investor Portal (investor.automic.com.au):

●	Share Scheme Meeting: Commencing at 10:00am (Sydney time) on Friday, 29 May 2026.

●	Warrant Scheme Meeting: Commencing at 10:30am (Sydney time) on Friday, 29 May 2026 (or upon the conclusion of the Share Scheme Meeting, if later).

How to Vote

Shareholders and Listed Warrantholders are encouraged to vote as follows:

●	Shareholders holding Shares on ASX

○	In person: Ashurst Australia, Level 8, 39 Martin Place, Sydney NSW 2000, commencing at 10:00 am (Sydney time).

○	Online at the meeting: Login via the Automic Investor Portal at https://portal.automic.com.au/investor/home and vote in real time.

○	By proxy: Complete and lodge the proxy form by no later than 10:00 am (Sydney time) on Wednesday, 27 May 2026.

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●	Shareholders holding Shares on OTC

○	In person: Ashurst Australia, Level 8, 39 Martin Place, Sydney NSW 2000, commencing at 10:00 am (Sydney time).

○	Online at the meeting: Login via www.virtualshareholdermeeting.com/NVA2026 and vote in real time using your voting control number.

○	By proxy: Use your voting control number to cast your vote at www.proxyvote.com prior to the meeting.

●	Nasdaq ADS Holders

○	BNY Mellon (as Depositary) will notify registered ADS Holders and provide voting materials. ADS Holders holding through brokers or other intermediaries must give voting instructions through those intermediaries. BNY will vote only as instructed and will not exercise any discretion.

●	Holders of Nasdaq Listed Warrants

○	In person: Ashurst Australia, Level 8, 39 Martin Place, Sydney NSW 2000, commencing at or around 10:30am (Sydney time).

○	Online at the meeting: Login via www.virtualshareholdermeeting.com/NVA2026 and vote in real time using your voting control number.

○	By proxy: Use your voting control number to cast your vote at www.proxyvote.com prior to the meeting.

Scheme Consideration

Upon the Implementation Date, the consideration issued by Nova Minerals Corp (a newly incorporated Nevada corporation) (US Holdco) will be structured as follows:

●	ASX Shareholders (other than Ineligible Foreign Shareholders and non-electing Small Parcel Holders): One (1) US Holdco CDI listed on ASX for every one (1) Nova Minerals ASX listed share held on the Record Date.
●	OTC Shareholders: One (1) US Holdco Share listed on NYSE for every twelve (12) OTC quoted Nova Minerals shares held on the Record Date (rounded up to the nearest whole US Holdco Share).
●	Nasdaq ADS Holders: One (1) US Holdco Share listed on NYSE for every one (1) Nasdaq listed Nova Minerals ADS held on the Record Date.
●	Nasdaq Listed Warrantholders: Three (3) US Holdco Listed Warrants listed on NYSE for every one (1) Listed Warrant held on the Record Date.

Small Parcel Holders and Ineligible Foreign Shareholders

Shareholders holding Shares on ASX who are not Ineligible Foreign Shareholders and who hold less than A$500 worth of Shares (based on the closing price on the last day of ASX trading prior to the Record Date) will be regarded as Small Parcel Holders. Ineligible Foreign Shareholders are those ASX Shareholders whose registered address is in a jurisdiction outside Australia, Belgium, Israel, New Zealand, Panama, the United Kingdom and the United States, or who are otherwise ineligible to receive CDIs under applicable foreign law.

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A sale facility will be implemented by which the CDIs to which Small Parcel Holders and Ineligible Foreign Shareholders would otherwise be entitled will be sold on market by a sale agent within 90 business days of the Implementation Date. Proceeds will be remitted to eligible holders on a pro rata basis, net of applicable taxes.

Small Parcel Holders may elect to opt out of the sale facility and retain their CDIs by submitting a Small Parcel Holder Election Form via the Automic Investor Portal (https://portal.automic.com.au/investor/home) or by contacting Automic on 1300 103 392 (within Australia) or +61 2 9068 1925 (overseas). Elections must be received by 7:00 pm (Sydney time) on the Effective Date.

Independent Expert’s Report

The Scheme Booklet includes an Independent Expert’s Report prepared by RSM Corporate Australia Pty Ltd (ABN 82 050 508 024) (Independent Expert), which concludes that:

●	the Share Scheme is in the best interests of Shareholders (including ADS Holders); and

●	the Warrant Scheme is in the best interests of Listed Warrantholders.

The Independent Expert’s Report is included in full at Annexure A of the Scheme Booklet and should be read in that context.

Directors’ Recommendation

Subject to the Independent Expert continuing to conclude that the Share Scheme is in the best interests of Shareholders and the Warrant Scheme is in the best interests of Listed Warrantholders, the Directors of Nova Minerals unanimously recommend that:

●	Shareholders vote in favour of the Share Scheme at the Share Scheme Meeting; and

●	Listed Warrantholders vote in favour of the Warrant Scheme at the Warrant Scheme Meeting.

Each Director also intends to vote all Nova Minerals shares held by them in favour of the respective Schemes, subject to the same qualification.

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Indicative Timetable

The key dates for the Schemes are set out below. All dates and times are indicative only and subject to change, including as a result of the Court approval process and satisfaction or waiver of conditions precedent.(1)

Key Event	Indicative Date / Time
Dispatch of Scheme Booklet	28 April 2026

Proxy deadline – Warrant Scheme Meeting	10:00am (Sydney time), Thursday, 21 May 2026

Eligibility cut-off – Warrant Scheme Meeting	7:00pm (Sydney time), Thursday, 21 May 2026

Proxy deadline – Share Scheme Meeting	10:00am (Sydney time), Wednesday, 27 May 2026

Eligibility cut-off – Share Scheme Meeting	7:00pm (Sydney time), Wednesday, 27 May 2026

Share Scheme Meeting	10:00am (Sydney time), Friday, 29 May 2026

Warrant Scheme Meeting	10:30am (Sydney time), Friday, 29 May 2026

Second Court Hearing	Tuesday, 2 June 2026 (Sydney time)

Effective Date of the Schemes	Wednesday, 3 June 2026 (Sydney time)

Last day of trading – ASX Shares	Wednesday, 3 June 2026 (Sydney time)

Last day of trading – OTC Shares, ADSs and Listed Warrants on Nasdaq	Wednesday, 3 June 2026 (New York time)

Admission of US Holdco CDIs on ASX	Wednesday, 3 June 2026 (Sydney time)

Small Parcel Holder Election deadline	7:00pm (Sydney time), Wednesday, 3 June 2026

Record Date – Share Scheme and Warrant Scheme Consideration	Tuesday, 9 June 2026 (Sydney time)

Implementation Date	Tuesday, 16 June 2026 (Sydney time)

Delisting of Nova Minerals from ASX	Tuesday, 16 June 2026 (Sydney time)

Admission of US Holdco on NYSE	Tuesday, 16 June 2026 (New York time)

Anticipated normal settlement trading of US Holdco CDIs on ASX	Wednesday, 17 June 2026 (Sydney time)

Dispatch of US Holdco CDI holding statements	Thursday, 18 June 2026 (Sydney time)

Dispatch of US Holdco DRS statements	Wednesday, 24 June 2026 (New York time)

(1) Due to time zone differences between Australia and the United States, certain actions relating to the implementation of the Schemes may occur on Monday, 15 June 2026 (US business hours) to enable implementation to occur on Tuesday, 16 June 2026 (Australian business hours). Any changes to the above timetable will be announced to ASX and NYSE and published on Nova Minerals’ website at https://novaminerals.com.au/.

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Shareholder Queries

Shareholders, ADS Holders and Listed Warrantholders are encouraged to read the Scheme Booklet in its entirety, including all accompanying materials, before deciding how to vote.

For queries about the Scheme Booklet or the Schemes, please contact the Information Line on 1300 103 392 (within Australia) or +61 2 9068 1925 (outside Australia), Monday to Friday between 8:30 am and 7:00 pm (Sydney time), or email meetings@automic.com.au.

For shareholder queries, please email info@novaminerals.com.au or use the pre-registration link at https://portal.automic.com.au/investor/home.

This announcement has been authorised for release by the Board of Directors.

For further information regarding Nova Minerals Limited, please visit the Company’s website (www.novaminerals.com.au).

For further information:

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Investor Relations and Media E: annalise.batchelor@sodali.com M: + 61 432 312 807	Cameron Gilenko Investor Relations and Media E: cameron.gilenko@sodali.com M: +61 466 984 943

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km² of State of Alaska mining claims. The project contains multiple mining complexes across a 35 km long mineralised corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources and several drill-ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt – a province hosting a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries, including Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Not an Offer of Securities

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Any securities described in this announcement have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or in transactions exempt from registration under the U.S. Securities Act and applicable U.S. state securities laws.

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